Exhibit 99.1

Swvl Receives Received Nasdaq Notification Regarding Minimum Market Value Deficiency

Dubai, United Arab Emirates – November 6, 2025 – Swvl Holdings Corp (“Swvl” or the “Company”) (Nasdaq: SWVL), a global provider of tech-enabled mobility solutions, today announced that on October 31, 2025, it received written notice (the “Notice”) from The Nasdaq Stock Market (“Nasdaq”) advising the Company that it was not in compliance with Listing Rule 5550(b)(2) requiring companies listed on the Nasdaq Capital Market to maintain a minimum market value of publicly held shares of $35 million (the “MVLS Requirement”), nor it is in compliance with Listing Rules 5550(b)(1) and 5550(b)(2). The Notice has no effect at this time on the listing of the Company's ordinary shares, which continues to trade on The Nasdaq Capital Market under the symbol “SWVL.”

In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has a period of 180 calendar days, or until April 29, 2025 (the “Compliance Date”), to regain compliance with the MVLS Requirement. To regain compliance, the Company's minimum market value of publicly held shares must close at $35 million or more for a minimum of 10 consecutive business days prior to the Compliance Date. In the event the Company does not regain compliance with the MVLS Requirement prior to the Compliance Date, Nasdaq will notify the Company that its securities are subject to delisting, at which point the Company may appeal the delisting determination to a Nasdaq hearings panel.

The Company intends to actively monitor its minimum market value of its listed securities and may, if appropriate, consider implementing available options to regain compliance with the MVLS Requirement. There can be no assurance that the Company will be able to regain compliance with Nasdaq Listing Rule 5550(b)(2), or maintain compliance with any other listing requirements.

About Swvl

Swvl is a leading provider of technology-driven mobility solutions for enterprises and governments. Its platform leverages real-time data, adaptive networks, and advanced technology to deliver safer, more reliable, and sustainable transportation solutions across emerging and developed markets.

For additional information about Swvl, please visit www.swvl.com.

Forward Looking Statements

This press release contains “forward-looking statements” relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. For example, Swvl is using forward-looking statements when it discusses its expectations about its ability to regain compliance with the Nasdaq Listing Rules, and specifically with the MVLS Requirement, and its ability to continue to trade on The Nasdaq Capital Market. These statements are based on current expectations of Swvl’s management and are not guarantees or predictions of future or actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual results may differ materially due to risks and uncertainties as detailed in Swvl’s filings with the U.S. Securities and Exchange Commission. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially. In addition, forward-looking statements provide Swvl’s expectations, plans, or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements. Except as otherwise required by law, Swvl undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact:

Investor Relations: investor.relations@swvl.com

Ahmed Misbah, Swvl’s Chief Financial Officer: ahmed.misbah@swvl.com